The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated May 18, 2026

Pricing supplement To prospectus dated April 17, 2026, prospectus supplement dated April 17, 2026 and product supplement no. 1-I dated April 17, 2026 JPMorgan Chase Financial Company LLC	Registration Statement Nos. 333-293684 and 333-293684-01 Dated May , 2026 Rule 424(b)(2)

Structured Investments	$ Callable Range Accrual Notes due May 20, 2033 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are designed for investors (a) who seek (i) periodic interest payments that for each Interest Period are at a variable Interest Rate based on an Interest Factor of at least 8.75% per annum for each calendar day that the Reference Rate is less than or equal to 5.25%, which we refer to as the Reference Rate Barrier and (ii) the return of their principal amount at maturity and (b) who are also willing to accept the risk that the notes will be called prior to the Maturity Date. You will not benefit from any increase in the Reference Rate over the term of the notes. If, on any calendar day, the Reference Rate is greater than the Reference Rate Barrier, no interest will accrue for that calendar day. The maximum Interest Rate for any Interest Period is limited to the Interest Factor, which is payable only if the Reference Rate is less than or equal to the Reference Rate Barrier on each calendar day during that Interest Period. The actual Interest Rate for an Interest Period may be zero and your return for any such Interest Period over the term of the notes could be significantly less than the Interest Factor for that period.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Rate:

10-Year Constant Maturity Treasury Rate determined as follows:

•      for any calendar day during an Interest Period from, and including, the first calendar day of that Interest Period to, and including, the sixth business day prior to the Interest Payment Date relating to that Interest Period, the rate that appears on the Bloomberg Screen H15T10Y Page at approximately 5:00 p.m., New York City time, on that day, as determined by the calculation agent, provided that if such rate does not so appear, then as determined in accordance with the relevant provisions as set forth under “The Underlyings — Base Rates — Constant Maturity Treasury Rate” in the accompanying product supplement; provided further that if that calendar day is not a U.S. Government Securities Business Day, the Reference Rate for that calendar day will be the Reference Rate determined with respect to the immediately preceding U.S. Government Securities Business Day; and

•      for any calendar day during an Interest Period beginning on and including the fifth business day prior to the Interest Payment Date relating to that Interest Period, the Reference Rate determined with respect to the first U.S. Government Securities Business Day preceding the fifth business day prior to that Interest Payment Date

Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On the 21st calendar day of February, May, August and November of each year, beginning on May 21, 2027 and ending on February 21, 2033 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.
Interest:	We will pay you interest in arrears on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to any earlier redemption and the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 21st calendar day of February, May, August and November of each year, beginning on August 21, 2026 to and including February 21, 2033, and on the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Factor:	At least 8.75% per annum. The actual Interest Factor will be finalized on the Trade Date and provided in the pricing supplement.
Pricing Date:	On or about May 18, 2026, subject to the Business Day Convention
Original Issue Date:	On or about May 21, 2026, subject to the Business Day Convention (Settlement Date)
Maturity Date:	May 20, 2033, subject to the Business Day Convention
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $20.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $958.90 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 17, 2026:

http://www.sec.gov/Archives/edgar/data/19617/000121390026045203/ea0285802-07_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 17, 2026:

http://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Interest Rate:

Notwithstanding anything to the contrary in the accompanying product supplement, with respect to each Interest Period, a variable rate per annum equal to:

(x) Interest Factor times (y) N/ACT

Where:

“N” = the total number of calendar days in the applicable Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier (“accrual days”); and

“ACT” = the total number of calendar days in the applicable Interest Period.

With respect to each Interest Period, if, on any calendar day, the Reference Rate is greater than the Reference Rate Barrier, interest will accrue at a rate of 0.00% per annum for that calendar day.

Reference Rate Barrier:	5.25%
U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	46660NBW2

Callable Range Accrual Notes	PS-2

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — Regardless of the performance of the Reference Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date, subject to any earlier redemption. With respect to each Interest Period, your notes will pay a variable Interest Rate based on an Interest Factor of at least 8.75% per annum (to be provided in the pricing supplement) for each calendar day that the Reference Rate is less than or equal to the Reference Rate Barrier of 5.25%. The maximum Interest Rate for any Interest Period is limited to the Interest Factor, which is payable only if the Reference Rate is less than or equal to the Reference Rate Barrier on each calendar day during that Interest Period. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described in this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of these notes at the close of business on the business day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	RETURN DEPENDENT ON THE 10-YEAR CONSTANT MATURITY TREASURY RATE — The Reference Rate refers to the yield on actively traded U.S. Treasury nominal/non-inflation-indexed securities adjusted to constant maturity of 10 years. The Reference Rate is one of the market accepted indicators of longer-term interest rates. For more information about the Reference Rate, see “The Underlyings — Base Rates — Constant Maturity Treasury Rate” in the accompanying product supplement. The return on the notes is dependent on the Reference Rate as described under “Key Terms” in this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement and the section entitled “United States Federal Taxation” in the accompanying prospectus supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable Redemption Date. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if the expected interest payable on the notes is greater than the interest that would be payable on other instruments issued by JPMorgan Financial of comparable maturity, terms and credit rating trading in the market.
•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE — With respect to each Interest Period, the rate of interest paid by JPMorgan Financial on the notes is not fixed, but will vary depending on the daily fluctuations in the Reference Rate. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. Although the variable Interest Rate on the notes is determined by reference to the Reference Rate, the Interest Rate on the notes does not track the Reference Rate. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.
•	THE INTEREST RATE ON THE NOTES IS LIMITED BY THE INTEREST FACTOR — Interest during any Interest Period will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the accrual days divided by the number of calendar days in that Interest Period. The Interest Factor is expected to be at least 8.75% per annum. As a result, the Interest Rate for any Interest Period, will not exceed the Interest Factor, regardless of any decline of the Reference Rate, which may be significant.

Callable Range Accrual Notes	PS-3

•	THE INTEREST RATE ON THE NOTES DURING ANY OR ALL OF THE INTEREST PERIODS MAY BE ZERO — Although the Interest Factor is expected to be at least 8.75% per annum, for every calendar day during any Interest Period where the Reference Rate is greater than the Reference Rate Barrier, no interest will accrue for that calendar day, and the Interest Rate for that Interest Period will be reduced. We cannot predict the factors that may cause the Reference Rate to be greater than the Reference Rate Barrier. If the Reference Rate is greater than the Reference Rate Barrier on each calendar day during any Interest Period, the Interest Rate for that Interest Period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during that Interest Period.
•	YOUR RETURN ON THE NOTES IS LINKED TO THE REFERENCE RATE, WHICH MAY INCREASE SIGNIFICANTLY DURING THE TERM OF THE NOTES — You will not benefit from any increase in the Reference Rate over the term of the notes. The Reference Rate may increase significantly during the term of the notes, as a result of the factors described under “— Risks Relating to the Reference Rate — The Reference Rate Will Be Affected by a Number of Factors and May Be Volatile” below. You should not invest in the notes if you do not understand the Reference Rate or longer-term interest rates in the United States.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution” in the accompanying prospectus supplement.
•	FOR PURPOSES OF DETERMINING THE REFERENCE RATE FOR ANY CALENDAR DAY DURING AN INTEREST PERIOD, THE REFERENCE RATE FOR ANY CALENDAR DAY BEGINNING ON AND INCLUDING THE FIFTH BUSINESS DAY PRIOR TO THE INTEREST PAYMENT DATE RELATING TO THAT INTEREST PERIOD WILL BE THE REFERENCE RATE DETERMINED WITH RESPECT TO THE FIRST U.S. GOVERNMENT SECURITIES BUSINESS DAY PRECEDING THE FIFTH BUSINESS DAY PRIOR TO THAT INTEREST PAYMENT DATE — Because the Reference Rate for any calendar day during an Interest Period beginning on and including the fifth business day prior to the Interest Payment Date relating to that Interest Period will be the Reference Rate determined with respect to the first U.S. Government Securities Business Day preceding the fifth business day prior to that Interest Payment Date, if with respect to the first U.S. Government Securities Business Day preceding the fifth business day prior to that Interest Payment Date, the Reference Rate is greater than the Reference Rate Barrier, no interest will accrue in respect of any calendar days on or after that fifth business day to but excluding that Interest Payment Date even if any of those calendar days would have been an accrual day were the Reference Rate based on the actual Reference Rate with respect to that calendar day.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The Interest Rate during an Interest Period will be variable and determined based on the number of calendar days during that Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier, which may result in a return less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the Notes as compared to other investment alternatives.
•	THE REPAYMENT OF PRINCIPAL APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — You should be willing to hold your notes to maturity. If you are able to sell your notes in the secondary market, if any, prior to maturity, you may have to sell them at a loss relative to your initial investment. If you hold the notes to maturity, JPMorgan Financial will repay your principal amount. The repayment of principal applies only if you hold your notes to maturity.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.

Callable Range Accrual Notes	PS-4

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Interest Factor will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Interest Factor.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. For example, if on any calendar day, the Reference Rate cannot be determined by reference to the applicable Bloomberg page at approximately 5:00 p.m., New York City time, then the Reference Rate will be the 10-Year Constant Maturity Treasury Rate published by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on its website on that day, provided that, if no such rate is published by the Federal Reserve on that day at approximately 5:00 p.m., New York City time, then the Reference Rate will be the yield read directly from the daily par yield curve published by the United States Department of the Treasury on that day that the calculation agent determines to be comparable to the 10-Year Constant Maturity Treasury Rate formerly displayed on the applicable Bloomberg page. If neither of the foregoing is available by approximately 5:00 p.m., New York City time, on that day, then the calculation agent, after consulting such sources as it deems comparable to the applicable Bloomberg page, or any such source it deems reasonable, will determine the Reference Rate for that day in its sole discretion. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy the notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that

Callable Range Accrual Notes	PS-5

rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Reference Rate, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Reference Rate;
•	the time to maturity of the notes;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Reference Rate

•	THE REFERENCE RATE WILL BE AFFECTED BY A NUMBER OF FACTORS AND MAY BE VOLATILE — The Reference Rate will depend on a number of factors, including, but not limited to:
•	supply and demand of U.S. Treasury notes with approximately 10 years remaining to maturity;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	inflation and expectations concerning inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	performance of capital markets; and
•	any statements from public government officials regarding the cessation of the Reference Rate.

These and other factors may have a positive effect on the performance of the Reference Rate and a negative effect on the value of the notes in the secondary market.

•	THE REFERENCE RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could increase the Reference Rate.

Callable Range Accrual Notes	PS-6

•	THE REFERENCE RATE MAY BE DETERMINED OR, IF IT IS DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE RATE， BY THE CALCULATION AGENT IN ITS SOLE DISCRETION — If no Reference Rate appears on the Bloomberg Screen H15T10Y Page on a relevant day at approximately 5:00 p.m., New York City time, then the Reference Rate will be the 10-Year Constant Maturity Treasury Rate published by the Federal Reserve on its website on that day. However, if no such rate is published by the Federal Reserve on that day at approximately 5:00 p.m., New York City time, then the Reference Rate will be the yield read directly from the daily par yield curve published by the United States Department of the Treasury on that day that the calculation agent determines to be comparable to the 10-Year Constant Maturity Treasury Rate formerly displayed on the applicable Bloomberg page. If neither of the foregoing is available by approximately 5:00 p.m., New York City time, on that day, then the calculation agent, after consulting such sources as it deems comparable to the applicable Bloomberg page, or any such source it deems reasonable, will determine the Reference Rate for that day in its sole discretion. Notwithstanding the foregoing, if the calculation agent determines in its sole discretion on or prior to the relevant calendar day that the Reference Rate has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use as the Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the definitions of business day, U.S. Government Securities Business Day, Business Day Convention, Interest Accrual Convention and Day Count Convention and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the Reference Rate in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

If, however, the calculation agent determines, in its sole discretion, that no substitute or successor rate is available on the relevant day, then the calculation agent will, after consulting any source or data it deems reasonable, determine the relevant value for the Reference Rate.

Any of the foregoing determinations or actions by the calculation agent could affect the value of the Reference Rate used on a calendar day during any Interest Period, which could adversely affect the return on and the market value of the notes.

Callable Range Accrual Notes	PS-7

Hypothetical Interest Payments for an Interest Period

The following table illustrates the hypothetical Interest Rates at which interest would accrue on the notes for a quarterly Interest Period and the corresponding Interest Payments payable on the notes based on the total number of calendar days in that Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier. The table assumes that each Interest Period contains 90 calendar days.

The following table assumes a hypothetical Interest Factor of 8.75% per annum and a Reference Rate Barrier of 5.25%. The actual Interest Factor will be provided in the pricing supplement and will not be less than 8.75% per annum. The actual amount of any Interest Payment you will receive with respect to each quarterly Interest Period over the term of the notes may be more or less than the amounts displayed in the table below.

The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual Interest Payment with respect to each quarterly Interest Period will depend on the actual number of calendar days in that Interest Period and the actual Reference Rate on each calendar day in that Interest Period. The applicable Interest Rate for each quarterly Interest Period will be determined on a per-annum basis but will apply only to that Interest Period.

N	Interest Rate (annualized)	Interest Payment
0	0.00000%	$0.0000
15	1.45833%	$3.6458
30	2.91667%	$7.2917
45	4.37500%	$10.9375
60	5.83333%	$14.5833
75	7.29167%	$18.2292
90	8.75000%	$21.8750

If, on any calendar day during an Interest Period, the Reference Rate is greater than the Reference Rate Barrier, interest will accrue at a rate of 0.00% per annum for that calendar day.

For example, if the Reference Rate is less than or equal to the Reference Rate Barrier on 45 calendar days during an Interest Period, the Interest Rate for that Interest Period will be calculated as follows:

8.75% × (45 / 90) = 4.375%

As a result, the Interest Payment payable on the Interest Payment Date relating to that Interest Period will be calculated as follows:

$1,000 × 4.375% × (90 / 360) = $10.9375

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until earlier redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Callable Range Accrual Notes	PS-8

Historical Information

The following graph sets forth the historical weekly performance of the Reference Rate from January 8, 2021 through May 15, 2026. The Reference Rate on May 15, 2026 was 4.47%. We obtained the levels of the Reference Rate above and below from Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical levels of the Reference Rate should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Rate during the term of the notes. There can be no assurance that the performance of the Reference Rate will result in the payment of any Interest Payments.

Material U.S. Federal Income Tax Consequences

There is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority. You should review carefully the section entitled “United States Federal Taxation,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Program Securities Treated as Debt Instruments — Program Securities Treated as Variable Rate Debt Instruments” and “— Program Securities Treated as Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

It is unclear whether the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments” that pay a single variable rate, as described in the subsection of the accompanying prospectus supplement entitled “— Tax Consequences to U.S. Holders — Program Securities Treated as Debt Instruments — Program Securities Treated as Variable Rate Debt Instruments” (“Single Rate VRDIs”), or “contingent payment debt instruments,” as described in the subsection of the accompanying prospectus supplement entitled “— Tax Consequences to U.S. Holders — Program Securities Treated as Debt Instruments — Program Securities Treated as Contingent Payment Debt Instruments” (“CPDIs”). We will determine how we intend to treat the notes based on market conditions as of the pricing date, and the final pricing supplement will give further information on this issue.

If the notes are treated as Single Rate VRDIs, as described in the accompanying prospectus supplement, interest would be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting. Upon a sale, exchange or retirement of Single Rate VRDIs, you generally would recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued interest, which would be taxed as described above) and your tax basis in the Single Rate VRDIs that are sold, exchanged or retired. The deductibility of capital losses is subject to limitations. You should consult your tax adviser concerning the application of these rules.

If the notes are treated as CPDIs, as discussed in the accompanying prospectus supplement, unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, subject to certain adjustments to reflect the difference between the actual and “projected” amounts of any payments you receive during the year, with the result that your taxable income in any year may differ significantly

Callable Range Accrual Notes	PS-9

from the interest payments, if any, you receive in that year. Upon sale or exchange (including at maturity or an earlier redemption) of a CPDI, you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the CPDI, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note (determined without regard to any of the adjustments described above), and decreased by the amount of any projected payments in respect of the CPDI through the date of the sale or exchange. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of CPDIs at their issue price should consult their tax advisers with respect to the tax consequences of an investment in CPDIs, including the treatment of the difference, if any, between the basis in their CPDIs and the CPDIs’ adjusted issue price.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

The discussions in the preceding paragraphs, when read in combination with the section entitled “United States Federal Taxation” (and in particular the subsection thereof entitled “— Program Securities Treated as Debt Instruments) in the accompanying prospectus supplement, to the extent they reflect statements of law, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Comparable Yield and Projected Payment Schedule

If we treat the notes as CPDIs, we will determine the comparable yield for the notes and will provide that comparable yield and the related projected payment schedule (or information about how to obtain them) in the pricing supplement for the notes, which we will file with the SEC. Although it is not entirely clear how the comparable yield and projected payment schedule should be determined when a debt instrument may be redeemed by the issuer prior to maturity, we will determine the comparable yield based upon the term to maturity of the notes assuming no early redemption occurs and a variety of other factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance. The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield or timing of the payment or payments will be.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if

Callable Range Accrual Notes	PS-10

any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Interest Payments for an Interest Period” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the 10-Year Constant Maturity Treasury Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes, plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

Callable Range Accrual Notes	PS-11